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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)*


                            Pool Energy Services Co.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  732788-10-4
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                                 (CUSIP Number)

                             Anthony G. Petrello**
                            Nabors Industries, Inc.
                        515 West Greens Road, Suite 1200
                              Houston, Texas 77067
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(Name, address and telephone number of person authorized to receive notices and communications)

                                  July 9, 1996
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            (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13G, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** With copies to: Howard M. Berkower, Esq., Baker & McKenzie, 805 Third Avenue, New York, NY 10022.



                              (Page 1 of 4 Pages)
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CUSIP NO. 732788-10-4               13D                  PAGE 2 OF 4 PAGES
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-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                            NABORS INDUSTRIES, INC.
                                93-0711613
------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) / /
                                                             (b) / /
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3    SEC USE ONLY


------------------------------------------------------------------------------
4    SOURCE OF FUNDS

------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                                     / /
------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
                           Delaware
                 -------------------------------------------------------------
                 7    SOLE VOTING POWER
   NUMBER OF
    SHARES       -------------------------------------------------------------
 BENEFICIALLY    8    SHARED VOTING POWER
   OWNED BY
     EACH        -------------------------------------------------------------
   REPORTING     9    SOLE DISPOSITIVE POWER
    PERSON
     WITH        -------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  / /

------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     4.6%
------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

------------------------------------------------------------------------------
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                                                               Page 3 of 4 Pages



                                  SCHEDULE 13D

        This Amendment No. 1 to the Schedule 13D dated May 26, 1994 filed by Nabors Industries, Inc. ("Nabors") is being filed to amend Item 5(a) as follows:

        Item 5. Interest in Securities of the Issuer

        (a) On July 9, 1996 Pool Energy Services Co. (the "Issuer") completed the sale of the public of 4,600,000 Shares of its Common Stock. As a result of this public offering, the 867,500 Shares beneficially owned by Nabors currently represents approximately 4.6% of the total number of Shares stated to be outstanding as of September 30, 1996 in the Issuer's Quarterly Report on
Form 10-Q for the fiscal quarter ended September 30, 1996. Accordingly, since Nabors does not own in excess of five percent of the Common Stock, Nabors no longer considers itself subject to the Schedule 13D filing requirements.
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                                                              Page 4 of 4 Pages

                              SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


DATED: February 26, 1997                  NABORS INDUSTRIES, INC.

                                          By: /s/ Anthony G. Petrello
                                              ---------------------------------
                                                  Anthony G. Petrello
                                                  President and Chief
                                                  Operating Officer